                              Filed by Century Bancshares, Inc.
                              Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: GrandBanc, Inc.
                              Commission File No: 000-16234


THE FOLLOWING COMMUNICATION WILL BE DISSEMINATED TO EMPLOYEES OF GRANDBANC, INC. BEGINNING ON OCTOBER 16, 2000:


                            CENTURY BANCSHARES, INC.


ABOUT CENTURY NATIONAL BANK

Century National Bank -- a locally-owned and operated community bank--has been serving the Washington DC metropolitan area for over 17 years. Century has remained competitive by offering a wide array of products--comparable to those at larger banks--while maintaining a high level of personal service.

Century is committed to building strong relationships in order to meet the needs of area professionals, non-profit organizations and small businesses. Responsiveness to customer requests and quick turnaround on credit and loan requests are just a few of the ways that we meet this goal.

At Century, we recognize that each customer's banking needs are unique. That is why we remain committed to providing the most personalized and friendly service in town.

FUTURE DIRECTION

Since 1994, part of Century's strategic plan has been seeking out opportunities to expand our branch network throughout the Washington DC metropolitan area. In the last six years, Century has opened one branch office in the District of Columbia, one in Montgomery County, Maryland and three in Northern Virginia.

These new offices have allowed us to reach new customers and provide more convenient service to our existing customers. As the Washington metro area continues to grow, it is important for us to bring branches to the communities where our customers live and work.

In 2000, Century looks forward to opening a new loan production office in Rockville, Maryland followed by a new full-service branch office in Reston, Virginia.

In addition to expanding our branch network, Century is always looking for products to bring to our customers. 1999 saw the expansion of our mortgage lending department; the development of an insurance agency and a strategic partnership with Washington Financial, LLC in order to provide insurance products; and an enhanced credit card program.

In the coming months, Century looks to providing our customers with debit cards and on-line banking services.

As we grow in branches and services, we look forward to being your bank for the NEW CENTURY.

                            CENTURY BANCSHARES, INC.
                               CHAIRMAN'S MESSAGE


To Our Shareholders and Friends:


As the century came to a close, growth and expansion remained the two defining trends for Century National Bank. New product lines were added. Existing products were enhanced. All of these changes were implemented as part of our continuing effort to improve the quality of service we provide our customers.

During the first quarter of 1999, our mortgage lending department was expanded to offer a wider variety of loan products. These new products became available just as interest rates fell to the lowest point in 4 years, and Century was ready to serve the needs of customers looking to refinance or purchase homes. In December, our credit card program was enhanced to include many new features, such as airline miles and purchase points.

In mid-October, Century Insurance Agency, LLC, a subsidiary of Century National Bank, opened its doors. Offering life, health, disability, and many other types of insurance, the agency provides these products with the personalized and friendly service our customers have come to expect. Not only are a number of new "non-traditional" financial products available at Century, but the time-consuming process of obtaining additional insurance needed for a loan is simplified when your banker can also be your insurance agent.

Another milestone in the month of October was the opening of Century's sixth branch office in Dumfries, Virginia. The acquisition of the former One Valley branch represents our continuing goal to expand into the Washington, DC metro area suburbs. Dumfries is the third branch of Century National Bank to open in Northern Virginia and the first in Prince William County.

Century's net income reached a record $1.2 million in 1999. The increase in earnings reflects the continued growth in loans and deposits resulting from our expansion into the Maryland and Virginia suburbs of Washington, DC as well as the introduction of new fee-based products and services.

As the next century opens, we look forward to bringing new products and services to our customers, while maintaining the high level of service for which we are known. A sneak peek at what's ahead: debit cards and Internet banking will be making their debut in 2000.

Sincerely,
/s/ JOSEPH S. BRACEWELL
Joseph S. Bracewell
Chairman of the Board

                            CENTURY BANCSHARES, INC.
                              FINANCIAL HIGHLIGHTS

                    (In Thousands, except per share amounts)


AVERAGES                                 1999           1998           1997
--------                              ----------     ----------     ----------
Assets                                $  170,157     $  144,738     $  114,461
Loans, net                               128,419         99,724         75,908
Deposits                                 138,388        121,543         96,744
Stockholders' equity                      15,546         14,189          8,773


AT YEAR-END                              1999           1998           1997
-----------                           ----------     ----------     ----------
Assets                                $  204,809     $  151,350     $  152,640
Loans, net                               138,076        115,231         94,171
Deposits                                 153,900        126,211        129,605
Stockholders' equity                      15,668         15,317         13,536


FOR THE YEAR                             1999           1998           1997
------------                          ----------     ----------     ----------
Net income                            $    1,189     $      637     $      336
Diluted earnings per share                  0.42           0.24           0.18
Book value per share                        5.76           5.40           5.29


FINANCIAL HIGHLIGHTS

REFER TO CENTURY BANCSHARES 1999 ANNUAL REPORT ON FORM 10-K FOR A COMPLETE SET OF CONSOLIDATED FINANCIAL STATEMENTS.

       [Graphic of Bar Charts depicting Average Assets, Average Deposits,
                         Average Loans, Average Equity]

                            CENTURY BANCSHARES, INC.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)


INCOME STATEMENT DATA                               1999            1998            1997            1996            1995
---------------------                            ----------      ----------      ----------      ----------      ----------
Interest income                                  $   13,220      $   11,355      $    9,209      $    7,690      $    7,079
Interest expense                                      4,996           4,537           3,765           2,776           2,562
                                                 ----------      ----------      ----------      ----------      ----------
Net interest income                                   8,224           6,818           5,444           4,914           4,517
Provision for credit losses                             640             620             336             160              26
                                                 ----------      ----------      ----------      ----------      ----------
Net interest income after provision
  for credit losses                                   7,584           6,198           5,108           4,754           4,491
Noninterest income                                    1,669           1,103             922             720             590
Noninterest expense                                   7,335           6,309           5,460           4,920           4,157
                                                 ----------      ----------      ----------      ----------      ----------
Income before taxes                                   1,918             992             570             554             924
Income taxes                                            729             355             234             275             311
                                                 ----------      ----------      ----------      ----------      ----------
Net income                                       $    1,189      $      637      $      336      $      279      $      613

COMMON SHARE DATA (1)
---------------------
Net income - basic                               $     0.42      $     0.24      $     0.20      $     0.20      $     0.53
Net income - diluted                                   0.42            0.24            0.18            0.19            0.50
Book value (2)                                         5.76            5.40            5.29            4.85            4.68
Common shares outstanding - end of period         2,721,902       2,574,219       2,209,229       1,146,028       1,046,047
Weighted average common shares                    2,804,994       2,632,787       1,710,316       1,371,940       1,153,943
Diluted weighted average common shares            2,832,683       2,688,583       1,852,683       1,454,483       1,213,698

BALANCE SHEET DATA
------------------
Total assets                                     $  204,809      $  151,350      $  152,640      $  107,186      $  101,730
Investments (3)                                      53,144          23,385          46,632          25,631          21,690
Total loans, net                                    138,076         115,231          94,171          70,676          69,204
Allowance for credit losses                           1,519           1,128             887             826             740
Total deposits                                      153,900         126,211         129,605          90,985          90,539
Long term debt                                       11,900           5,301           6,511           6,850              --
Total stockholders' equity                           15,668          15,317          13,536           6,750           6,365

PERFORMANCE DATA
----------------
Return on average total assets                         0.70%           0.44%           0.29%           0.27%           0.68%
Return on average total equity                         7.65            4.49            3.83            4.20           11.49
Net interest margin                                    5.15            5.07            5.17            5.74            5.42
Loans to deposit                                       89.7            91.3            72.7            77.7            76.4

ASSET QUALITY RATIOS
--------------------
Nonperforming assets to total assets                   0.25%           1.02%           0.49%           0.30%           0.49%
Nonperforming loans to total loans                     0.37            1.34            0.74            0.46            0.45
Net loan charge-offs to average loans                  0.21            0.38            0.36            0.10            0.04
Allowance for credit losses to total loans             1.10            0.98            0.94            1.17            1.07
Allowance to nonperforming loans                        295              73             127             257             240

CAPITAL RATIOS
--------------
Tier 1 risk based capital                              9.74%          11.60%          12.27%           8.99%           9.22%
Total risk based capital                              10.79           12.56           13.19           10.13           10.34
Tier 1 leverage                                        7.64            9.46            8.83            6.35            6.80

Notes:
(1) Per share data has been adjusted to reflect five percent Common Stock dividends in 1999, 1998, 1997 and 1995, seven percent Common Stock dividends in 1996, and retroactively restated to reflect the five percent Common Stock dividends declared on February 18, 2000.

(2) Book value per common share is based on stockholders' equity divided by the number of common shares outstanding, adjusted for stock dividends.

(3) Investments include federal funds sold and interest-bearing deposits in other financial institutions.

REFER TO CENTURY BANCSHARES 1999 ANNUAL REPORT ON FORM 10-K FOR A COMPLETE SET OF CONSOLIDATED FINANCIAL STATEMENTS.

                            CENTURY BANCSHARES, INC.
                                FINANCIAL REVIEW

         This summary annual report presents the financial condition and operating results of Century Bancshares, Inc. (the Company) and its wholly owned subsidiary bank, Century National Bank (the Bank). This simplified format is provided for your information. Shareholders desiring more detailed information may request a copy of the Company's 1999 Annual Report on Form 10-K. You may also visit our web site at: http:www.centurybank.com for other information about your Company.

OVERVIEW

         Century Bancshares, Inc. was incorporated in Delaware in 1985. As a registered bank holding company, the Company conducts most of its business through its subsidiary, Century National Bank, a full service bank which opened for business in 1982. The Bank provides a broad line of financial products and services to small and middle market businesses and individuals in the greater Washington, DC metropolitan area. As of December 31, 1999, the Company had total assets of $204.8 million, total loans of $138.1 million, total deposits of $153.9 million, and total stockholders' equity of $15.7 million. With the addition of a new Prince William County branch office in Dumfries, Virginia, in October 1999, the Company operates six banking offices, as follows:

INTERNATIONAL SQUARE BRANCH - MAIN OFFICE
1875 Eye Street, NW, Washington, DC 20006

PENNSYLVANIA AVENUE BRANCH -
1275 Pennsylvania Avenue, NW, Washington, DC 20004

MCLEAN BRANCH -
6832 Old Dominion Drive, McLean, Virginia 22101

TYSONS CORNER BRANCH -
8251 Greensboro Drive, McLean, Virginia 22102

BETHESDA BRANCH -
7625 Wisconsin Avenue, Bethesda, Maryland 20814

DUMFRIES BRANCH -
18116 Triangle Shopping Plaza, Dumfries, Virginia 22026

         The Company's principal executive offices are located at 1275 Pennsylvania Avenue, NW, Washington, DC 20004, and its phone number at that address is (202) 496-4100.

         At December 31, 1999, there were approximately 1,000 shareholders of the Company's common stock.

COMPANY OPERATIONS
[Graphic of twenty dollar bills]

GENERAL

         The Company holds deposits for individuals, businesses, and other organizations, and provides certain services related thereto for the convenience of its depositors. In most cases, the Company pays interest on funds which it holds on deposit for customers, and it also charges fees for certain services that it provides. The interest expense paid on deposits, and the noninterest income earned from service charges, are primarily related to the volume of deposits handled by the Company. The Company's primary source of revenue is the interest income and fees which it earns by lending and investing the funds which are held on deposit. Because loans generally earn higher rates of interest than investments, the Company seeks to employ as much of its deposit funds as possible in the form of loans to individuals, businesses and other organizations. In the interest of liquidity, however, a portion of the Company's deposits are maintained in cash, government securities, deposits with other financial institutions, and overnight loans of excess reserves (known as "federal funds sold") to large correspondent banks. The revenue which the Company earns is essentially a function of the amount of the Company's loans and deposits, as well as the profit margin and fee income which can be generated thereon.

GROWTH OF OPERATIONS

         The Company's current strategic plan is directed toward the enhancement of its franchise value and operating profitability through a significant increase in its asset size, the development of new commercial accounts and loans, and expansion in the nearby Maryland and Virginia markets. The Company plans to acquire or establish banking offices in high-density commercial districts, and may in some cases open a temporary loan production office prior to establishing a full service branch. The Company acquired its first branch office in downtown Washington, DC in 1994 and in 1996 established an LPO in Tysons Corner, Virginia, which was replaced by a full service branch in April 1997. In October 1997, the Company purchased a full-service branch in McLean, Virginia, from Eastern American Bank, FSB. In June 1997, the Company established an LPO in Bethesda, Maryland, which was replaced by a full service branch in January 1998. In October 1999, the Company acquired a full-service branch in Dumfries, Virginia, from One Valley Bancorp.

[Graphic of pencil and receipts]

EMPLOYEES AND PREMISES

         At December 31, 1999, the Company employed 60 employees. The Company's principal executive offices and all of its banking offices are leased under agreements expiring at various dates, including renewal options, through 2012.

LEGAL MATTERS

         The nature of the business of the Company causes it (and the Bank) to be involved in routine legal proceedings from time to time. Management of the Company believes that there are no pending or threatened legal proceedings that upon resolution would have a material adverse impact on the Company.

[Graphic of people's legs and briefcase]

STOCKHOLDER MATTERS

         The Company's Common Stock currently trades on the NASDAQ SmallCap Market under the symbol "CTRY." Continued inclusion of the Common Stock for quotation on the NASDAQ SmallCap Market requires that the Company satisfy a minimum tangible net worth or net income standard, and that the Common Stock satisfy minimum standards as to public float, bid price and market makers. There can be no assurance, however, that the Company will continue to satisfy these requirements.

         The Company has not paid cash dividends on its shares of Common Stock to date. The declaration and payment of future cash dividends will depend on, among other things, the Company's earnings, the general economic and regulatory climate, the Company's liquidity and capital requirements, and other factors deemed relevant by the Company's Board of Directors. The Company's ability to pay dividends is limited in part, by the ability of the Bank to pay dividends to the Company. The Company has declared stock dividends from time to time in the past. The most recent stock dividend declared by the Company was a 5% stock dividend declared on February 18, 2000, payable on April 17, 2000, to holders of record of shares of Common Stock as of March 15, 2000. The declaration of future stock dividends is at the discretion of the Board of Directors.

RESULTS OF OPERATIONS

[Graphic of dollar bills]

NET INCOME

         Net income was $1,188,622 ($0.42 per diluted common share) for 1999, compared with net income of $636,884 ($0.24 per diluted common share) for 1998, an increase of $551,738 or 87%. The increase in net income for 1999 compared with 1998 resulted principally from a $1,406,044 increase in net interest income and a $565,864 increase in noninterest income. These increases were the result of an 18.6% increase in average earning assets and the addition of four new branch offices during the past three years. Partially offsetting these increases during 1999 were a corresponding increase in average interest-bearing liabilities of 18.1%, as well as increases in several noninterest expense categories resulting from the establishment of the four new branch office locations, and a $20,000 increase in the provision for credit losses resulting from increased reserves in relation to loan portfolio growth during the year.

NET INTEREST INCOME

         Net interest income was $8,223,952 for 1999, an increase of $1,406,044 or 20.6% compared with net interest income of $6,817,908 for 1998. The Company's average total interest-earning assets increased to $159.6 million for 1999 from $134.6 million for 1998, representing an 18.6% increase between the years. The net interest margin of 5.15% for 1999 increased 8 basis points from 5.07% for 1998, the result of a 30 basis point decline in the average cost of interest bearing liabilities, which was partially offset by a 16 basis point decline in the average yield on interest earning assets.

PROVISION FOR CREDIT LOSSES

         Provisions for credit losses are charged to income to bring the total allowance for credit losses to a level deemed appropriate by management based on such factors as historical experience, the volume and type of lending conducted by the Company, the amount of nonperforming assets, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectibility of loans in the Company's portfolio.

         The provision for credit losses was $640,000 in 1999, compared with $620,000 for 1998, increasing $20,000, or 3.2%. The increase was largely the result of a 19.8% increase in loans, net of unearned income, to $138.1 million at December 31, 1999 from $115.2 million at year-end 1998. Net charge-offs decreased to $249,000 in 1999, from $379,000 in 1998, the result of a $134,000 decrease in charge-offs in the commercial loan portfolio accompanied by reduced charge-offs and recoveries in other loan categories. Management believes the allowance is adequate to absorb losses inherent in the loan portfolio.

[Graphic of dollar bills and coins]

NONINTEREST INCOME

         Noninterest income for 1999 was $1,669,137, an increase of $565,864 or 51.3% compared with noninterest income of $1,103,273 in 1998. This increase resulted largely from growth of fees earned in the credit card program, increases in service charges on deposit accounts, commissions from a new mortgage loan origination program, as well as other commissions and other fee income.

NONINTEREST EXPENSE

         Noninterest expense was $7,335,254 in 1999, compared with $6,309,406 in 1998, representing an increase of $1,025,848 or 16.3%. The increase in 1999 was due largely to increases in salaries and employee benefits of $782,937 and data processing services of $422,265. These increases in salaries and employee benefits reflect the opening of the Dumfries branch office in October 1999, a full year of compensation expense for the employees at the branch opened in 1998, the addition of personnel to support growth in the loan portfolio, and a reduction in the amount of loan origination costs deferred in the current year. The increases in the cost of data processing services were primarily attributable to growth in the credit card program, additional transaction volume, and efforts to prepare for and comply with Year 2000 readiness issues.

INCOME TAX EXPENSE

         The Company's income tax expense includes federal, state and local income taxes. The provision for income taxes was $729,213 in 1999 compared to $354,891 in 1998 and $233,602 in 1997. This reflects effective tax rates of 38.0 percent in 1999, 35.8 percent in 1998, and 41.0 percent in 1997. The effective tax rate was reduced in 1999 and 1998 from previous years due to the increase in interest income derived from US agency securities and short term investments which are not fully taxable for state and local purposes, and a greater portion of earnings derived from Virginia and Maryland where the local income tax rates are lower than in Washington, DC.

[Graphic of calculator, coffee, paper]

LOANS

         The Company presently is, and in the future expects to remain, a middle market banking organization serving professionals and businesses with interests in and around the Washington, DC metropolitan area. As of December 31, 1999 and 1998, approximately $90.0 million (65%) and $73.8 million (64%) of the Company's total loan portfolio, respectively, consisted of loans secured by real estate, of which one-to-four-family residential mortgage loans and home equity lines of credit represented $34.7 million (25%) and $34.9 million (30%), respectively, of the Company's total loan portfolio.

         Loan concentrations are defined as aggregate credits extended to a number of borrowers engaged in similar activities or resident in the same geographic region, which would cause them to be similarly affected by economic or other conditions. The Company, on a routine basis, evaluates these concentrations for purposes of policing its concentrations and making necessary adjustments in its lending practices to reflect current economic conditions, loan to deposit ratios, and industry trends. As a result of the Company's existing branch locations, the Company has significant concentrations of customers and assets in the Washington, DC metropolitan area.

ASSET QUALITY

NONPERFORMING ASSETS

         Generally, interest on loans is accrued and credited to income based upon the principal balance outstanding. It is the Company's policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection, or when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. The Company will generally charge-off loans after 120 days of delinquency unless adequately collateralized and in the process of collection. A loan is considered in the process of collection if, based on a probable specific event, management believes that the loan will be repaid or brought current within a reasonable period of time. Loans will not be returned to accrual status until the loan has been brought current and future payments of principal and interest appear certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments received are applied to the outstanding principal balance until the status of the loan has changed.

         The following table sets forth certain information with respect to the Company's non-accrual loans, OREO, and accruing loans which are contractually past due 90 days or more as to principal or interest, for the periods indicated:


NONPERFORMING ASSETS
(DOLLARS IN THOUSANDS)                               Year Ended December 31,
                                          ------------------------------------------
                                                1999            1998            1997
                                          ----------      ----------      ----------
Non-accrual loans                         $      515      $    1,163      $      624
Accruing past due 90 days or more                 --             383              76
                                          ----------      ----------      ----------
Total nonperforming loans                        515           1,546             700
Other real estate owned                           --              --              52
Total nonperforming loans                 $      515      $    1,546      $      752
                                          ----------      ----------      ----------
Nonperforming loans to total loans              0.37%           1.34%           0.74%
Nonperforming to total assets                   0.25%           1.02%           0.49%

ALLOWANCE FOR CREDIT LOSSES

         The Company maintains an allowance for credit losses based upon, among other things, such factors as historical experience, the volume and type of lending conducted by the Company, the amount of nonperforming assets, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectibility of loans in the Company's portfolio. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if such factors and conditions differ from the assumptions used in making the initial determinations. Based upon criteria consistently applied during the periods, the Company's allowance for credit losses was $1,519,000 (1.10% of total loans), $1,128,000 (0.98% of total loans)
and $887,000 (0.94% of total loans) as of

December 31, 1999, 1998 and 1997, respectively. The allowance for credit losses as a percentage of nonperforming loans was 295%, 73% and 127% as of December 31, 1999, 1998 and 1997, respectively.

         The following table sets forth an analysis of the Company's allowance for credit losses for the periods indicated:

ALLOWANCE FOR CREDIT LOSSES
(DOLLARS IN THOUSANDS)                     Year Ended December 31,
                                          1999       1998      1997
                                         ------    ------    ------
Beginning balance of allowance           $1,128    $  887    $  826
Loans charged-off                           270       487       452
Recoveries of previous charge-offs           21       108       177
                                         ------    ------    ------
Net loans charged-off                       249       379       275
Provision for credit losses                 640       620       336
                                         ------    ------    ------
Balance at end of period                 $1,519    $1,128    $  887
                                         ------    ------    ------
Net charge-offs to average loans           0.19%     0.38%     0.36%
Allowance as % of total loans              1.10      0.98      0.94
Nonperforming loans as % of total loan     0.37      1.34      0.74
Allowance as % of nonperforming loan        295        73       127

INVESTMENT ACTIVITIES

         The Company's investment portfolio of $22.5 million as of December 31, 1999 consisted mostly of U.S. government agency obligations. This represented an increase of $13.2 million compared to the investment securities of $9.3 million at December 31, 1998.

         Investment securities available-for-sale are stated at fair value. These securities may be sold, retained until maturity, or pledged as collateral for liquidity and borrowing in response to changing interest rates, changes in prepayment risk, and other factors as a part of the Company's overall asset liability management strategy.

         Investment securities held-to-maturity are stated at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these securities until maturity, and they are also available to be pledged as collateral for liquidity and borrowing needs if and when such needs may occur.

DEPOSIT ACTIVITIES

         The Company's total deposits at year-end 1999 were $153.9 million, an increase of $27.7 million, or 22%, compared to the year-end 1998 balance. Total average deposits were $138.4 million for the year ended December 31, 1999, an increase of $16.8 million, or 14% compared with average deposits of $121.5 million for the year ended December 31, 1998. The Company views deposit growth as a significant challenge in its effort to increase its asset size. Thus, the Company is focusing on its branching program with increased emphasis on commercial accounts, and the offering of more competitive interest rates and products to stimulate deposit growth.

BORROWINGS

         Borrowings consist of advances from the Federal Home Loan Bank of Atlanta ("FHLBA"), deposits received in the Company's U.S. Treasury Tax and Loan Account, and securities sold under repurchase agreements. Such borrowings were $33.3 million and $8.5 million at December 31, 1999 and 1998 respectively.

LIQUIDITY

         The Company's Asset/Liability Management Policy is intended to maintain adequate liquidity for the Company and thereby enhance its ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements and otherwise sustain operations. The Company accomplishes this primarily through management of the maturities of its interest-earning assets and interest-bearing liabilities. The Company believes that its present liquidity position is adequate to meet its current and future needs.

         Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. The asset liquidity of the Bank is maintained in the form of vault cash, demand deposits with commercial banks, federal funds sold, interest bearing deposits with other financial institutions, short- term investment securities, other investment securities available-for-sale, and short-term loans. The Company has defined "cash and cash equivalents" as those amounts included in cash and due from banks and federal funds sold. As of December 31, 1999, the Bank had cash and cash equivalents of $20.2 million, an increase of $7.0 million, when compared with the $13.2 million at December 31, 1998.

         Liability liquidity is provided by access to core funding sources, principally various customers' deposit accounts in the Company's market area. As a member of the Federal Home Loan Bank of Atlanta, the Company is authorized to borrow funds secured by a blanket pledge of its portfolio of 1-to-4-family residential mortgage loans and other collateral. The Company also has approved lines of credit from larger correspondent banks to borrow excess reserves on an overnight basis (known as "federal funds purchased") in the amount of $5.7 million. As of December 31, 1999, the Company had no federal funds purchased, repurchase agreements amounting to $6.4 million, and was utilizing $26.3 of its available FHLBA borrowings in the form of advances with an average cost of 5.27%. The Company utilizes fixed-rate term credit advances from the FHLBA to fund fixed-rate real estate loans of comparable terms and maturities.

CAPITAL RESOURCES

         Total stockholders' equity as of December 31, 1999 was $15.7 million, an increase of $0.4 million in 1999 and $1.8 million in 1998, compared to stockholders' equity of $15.3 million and $13.5 million as of December 31, 1998 and 1997, respectively. In 1999, additional capital was raised from the exercise of stock options amounting to $60,760, and 136,500 treasury shares were acquired at a cost of $789,863. In 1998, additional capital was raised from the exercise of warrants and stock options amounting to $1.1 million. Net income was $1,188,622 in 1999 and $636,884 in 1998.

         The OCC has established certain minimum risk-based capital standards that apply to national banks, and the Company is subject to certain capital requirements imposed on bank holding companies by the Federal Reserve Board. At December 31, 1999, the Bank exceeded all applicable regulatory capital requirements for classification as a "well capitalized" bank, and the Company satisfied all applicable regulatory requirements imposed on it by the Federal Reserve Board.

YEAR 2000 COMPLIANCE

         General. The "Year 2000 problem" arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many computer applications could fail or create erroneous results. The failure of the Company, its vendors or its borrowers to address these issues could have a material effect on the Company's business, results of operations, or financial condition. In December 1997, the Company adopted a plan for the assessment of its exposure to the Year 2000 problem, completion of any required remediation, and testing of systems compliance. The costs to address the Company's Year 2000 issues have not had a significant impact on the financial position or results of operations of the Company.

         Transition Into the Year 2000. The Company suffered no failures in any system or product upon the date change from December 31, 1999 to January 1, 2000. Management is not aware of any vendor used by the Company for data processing or related services which experienced a material failure of its product or service due to a Year 2000 related problem. In addition, management is not aware of any customer which suffered losses related to a Year 2000 problem which would adversely affect that customer's financial condition or its ability to repay any outstanding loan it has from the Bank.

         Ongoing Plans. Although many of the critical dates have passed, some experts predict that Year 2000 related failures could occur throughout the year. Accordingly, the Company's project team will continue to monitor the Company's IT and non-IT systems and attempt to identify any potential problems during the course of the year. In addition, the Company will continue to monitor the Year 2000 compliance of the third parties with which the Company transacts business. The Company continues to maintain its contingency plans with respect to Year 2000 related issues and believes that if its own systems should fail, it could temporarily convert to manual systems for mission critical business functions.

[Graphic of adding machine]

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
CENTURY BANCSHARES, INC.

         We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Century Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999 (not presented herein); and in our report dated January 31, 2000, we expressed an unqualified opinion on those consolidated financial statements.

         In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 1999 and 1998 and the related condensed consolidated statements of income for each of the years in the three-year period ended December 31, 1999 (included on pages 12 and 13 herein) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP
McLean, VA
February 18, 2000

                            CENTURY BANCSHARES, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


DECEMBER 31, 1999 AND 1998                                     1999             1998
ASSETS:
                                                           -------------    -------------
Cash and due from banks                                    $   9,222,000    $   8,950,733
Federal funds sold                                            11,015,000        4,285,000
Interest bearing deposits in other banks                      19,667,075        9,847,315
Investment securities:
  Available for sale, at fair value                           16,495,049        6,811,356
  Held to maturity, at amortized cost - fair value of
  $5,837,867 (1999) and $2,449,680 (1998)                      5,966,403        2,441,537
Loans                                                        138,076,486      115,231,298
Less: allowance for credit losses                             (1,518,911)      (1,128,147)
                                                           -------------    -------------
Loans, net                                                   136,557,575      114,103,151
Leasehold improvements, furniture and equipment, net           1,372,267        1,372,370
Accrued interest receivable                                    1,034,270          742,721
Loans held for sale                                              439,600               --
Deposit premium                                                1,675,813        1,546,232
Net deferred taxes                                               767,893          683,113
Other assets                                                     595,948          566,373
                                                           -------------    -------------
Total Assets                                               $ 204,808,898    $ 151,349,901
                                                           -------------    -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
   Noninterest bearing                                     $  36,571,508    $  31,676,194
   Interest bearing                                          117,328,222       94,535,082
                                                           -------------    -------------
Total deposits                                               153,899,730      126,211,276
Federal funds purchased and securities sold under
 agreement to repurchase                                       6,358,654        1,359,330
Other borrowings                                              26,900,223        7,101,911
Other liabilities                                              1,982,184        1,360,710
                                                           -------------    -------------
Total Liabilities                                            189,140,791      136,033,227
                                                           -------------    -------------
STOCKHOLDERS' EQUITY:
Common stock, $1 par value; 5,000,000 shares authorized;
  2,858,402 and 2,574,219 shares issued at
  December 31, 1999 and 1998, respectively                     2,858,402        2,574,219
Additional paid in capital                                    13,700,452       12,343,631
Retained earnings                                                     --          392,384
Treasury stock, at cost, 136,500 shares                         (789,863)              --
Other comprehensive income (loss), net of tax effect            (100,884)           6,440
                                                           -------------    -------------
 Total Stockholders' Equity                                   15,668,107       15,316,674
                                                           -------------    -------------
Commitments and contingencies
  Total Liabilities and Stockholders' Equity               $ 204,808,898    $ 151,349,901
                                                           -------------    -------------

                            CENTURY BANCSHARES, INC.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997               1999           1998         1997
INTEREST INCOME:
                                                        -----------   -----------   -----------
Interest and fees on loans                              $11,542,779    $ 9,393,33   $ 7,554,812
Interest on federal funds sold                              264,204       350,846       258,311
Interest on deposits in other banks                         646,800       708,431       749,568
Interest on securities available for sale                   574,836       718,829       529,963
Interest on securities held to maturity                     191,570       184,035       116,220
                                                        -----------   -----------   -----------
Total interest income                                    13,220,189    11,355,480     9,208,874

INTEREST EXPENSE:
Interest on deposits:
  Savings accounts                                          884,150       818,417       210,928
 NOW accounts                                               221,816       298,423       282,169
 Money market accounts                                      640,427       771,400       773,799
 Certificates under $100,000                              1,385,414     1,254,993     1,216,180
 Certificates $100,000 and over                           1,021,854       894,004       764,576
                                                        -----------   -----------   -----------
Total interest on deposits                                4,153,661     4,037,237     3,247,652
                                                        -----------   -----------   -----------
Interest on other borrowings                                842,576       500,335       517,644
                                                        -----------   -----------   -----------
Total interest expense                                    4,996,237     4,537,572     3,765,296
                                                        -----------   -----------   -----------
Net interest income                                       8,223,952     6,817,908     5,443,578
Provision for credit losses                                 640,000       620,000       336,200
                                                        -----------   -----------   -----------
Net interest income after provision for credit losses     7,583,952     6,197,908     5,107,378

NONINTEREST INCOME:
Service charges on deposit accounts                         660,942       447,105       409,747
Other operating income                                    1,008,195       625,745       512,637
Gain on sale of securities                                       --        14,570            --
Gain on sale of other real estate owned                          --        15,853            --
                                                        -----------   -----------   -----------
Total noninterest income                                  1,669,137     1,103,273       922,384

NONINTEREST EXPENSE:
Salaries and employee benefits                            2,858,900     2,075,963     2,201,299
Occupancy and equipment expense                             842,263       825,839       649,846
Professional fees                                           696,113       925,664       691,501
Depreciation and amortization                               445,381       471,591       502,556
Amortization of deposit premiums                            198,052       189,538        68,477
Data processing                                           1,155,809       733,544       533,794
Communications                                              355,242       278,611       200,456
Federal deposit insurance premiums                           20,124        17,678        13,996
Other operating expenses                                    763,370       790,978       598,077
                                                        -----------   -----------   -----------
Total noninterest expense                                 7,335,254     6,309,506     5,460,002
                                                        -----------   -----------   -----------
Income before income tax expense                          1,917,835       991,775       569,760
Income tax expense                                          729,213       354,891       233,602
                                                        -----------   -----------   -----------
NET INCOME                                                1,188,622       636,884       336,158
                                                        -----------   -----------   -----------
Basic income per common share                           $       .42   $      0.24   $      0.20
Diluted income per common share                         $       .42   $       .24   $      0.18
Weighted average common shares outstanding                2,804,994     2,632,787     1,710,316

                            CENTURY BANCSHARES, INC.

         DIRECTORS                  OFFICERS

Joseph S. Bracewell(B)(C)                    Joseph S. Bracewell(1)             Martha J. MacLeod
Chairman of the Board                        Chairman, President & CEO          Vice President
Century National Bank
                                                                                Ali Mahmood
                                                                                Assistant Vice President

George Contis, M.D., M.P.H.(B)(C)            Michael M. Amin                    Karmen Mangasarian
President, Medical Service                   Assistant Vice President           Assistant Vice President
Corporation International

John R. Cope(B)(C)                           Shaza L. Anderson                  Mary Ann Michniak
Partner, Law Firm of Bracewell & Patterson,  Senior Vice President              Internal Auditor
L.L.P.

Bernard J. Cravath(B)                        Scot R. Browning                   Johanne M. Mullarkey
President, Reality Properties, Inc.          Senior Vice President              Assistant Vice President

Marvin Fabrikant(C)                          David S. Cohen                     Catherine Upshur Purnell
Senior Loan Executive,                       Vice President & Controller        Assistant Vice President
Century National Bank

Neal R. Gross(B)(C)                          George W. Connors                  M. Evelyn Reed
Chairman and President,                      Senior Vice President              Assistant Vice President
Neal R. Gross and Company, Inc.

Thomas B. Hoppin(C)                          Kathleen M. Curtis, CRCM           F. Kathryn Roberts
Executive Vice President,                    Senior Vice President              Vice President &
SPRY Foundation                                                                 Corporate Secretary

Roger C. Johnson(C)                          Loren C. Geisler                   Rita M. Schumer
Founding Partner, Law Firm of                Senior Vice President              Assistant Vice President
Koonz, McKenney, Johnson,
DePaolis & Lightfoot

Michael E. Kossak, D.D.S.(C)                 Marvin Fabrikant                   Deborah B. Thompson
Private Practice of Periodontics             Senior Loan Executive              Assistant Vice President

William S. McKee(B)                          Robert W. Hutchins                 William J. Thompson
Partner, Law Firm of                         Executive Vice President           Vice President
McKee, Nelson, Ernst & Young

William C. Oldaker(B)(C)                     Charles V. Joyce III(1)            Linda W. Townsend
Founding Parner, Law Firm of                 Senior Vice President & CFO        Senior Vice President
Oldaker & Harris, L.L.P.

Susan Peterson(C)                            Padma Kapadia                      Donald D. Wipf
President, Susan Peterson                    Assistant Controller               Vice President
Productions, Inc.

Ellen B. Safir(C)                            Patrick D. Krop
Managing Director of Investments,            Assistant Vice President
The Howard Hughes Medical Institute

                                             James M. Lull
                                             Senior Vice President

(B)    Director of Century Bancshares, Inc.
(C)    Director of Century National Bank
(1)    Executive officers of Century Bancshares, Inc. and Century National Bank

ADVISORY BOARD


Hedy  M. Ablard                                   James P. Muldoon
                                                  METCOR Ltd.

Lewis D. Andrews, Jr.                             Sean Murphy, Esq.
President                                         Muldoon, Murphy & Faucette
Glass Packaging Institute

Mark Burdett                                      Ann C. Page
                                                  Vice President
                                                  Nova Commercial Realty

Vann Canada, Jr., Esq.                            Daniel M. Press, Esq.
Miles & Stockbridge                               Chung & Press, PC

Philip Chung, Esq.                                Thomas J. Raffa
Chung & Press, PC                                 President
                                                  Raffa & Associates, PC

Lawrence J. Gaffey                                Benjamin Schlesinger, Ph.D.
Murphy, Dean & Gaffey                             Benjamin Schlesinger &
                                                  Associates, Inc.

Robert W. Haas, Esq.                              Bernard J. Wunder, Esq.
Haas & Anderson, PC                               Wunder, Knight, Thelen,
                                                  Forscey & Devierno, PLLC

Dr. Sharon G. Hadary                              Thomas Zaucha
Executive Director                                President & CEO
National Foundation for                           National Grocers Association
Women Business Owners

Barbara G. Harris
Envision Corporation

Thomas P. Langan, CPA, CFP
Ross, Langan & McKendree, L.L.P.

Debora E. May
May & Barnhard, PC

Larry D. Meyers
President
Meyers & Associates

                              CORPORATE INFORMATION

Corporate Name and Address:         Century Bancshares, Inc.
                                    1275 Pennsylvania Avenue, NW
                                    Washington, DC 20004
                                    202-496-4100

Place and Date of Incorporation:    Delaware, 1985

Security Description                Common Stock, $1.00 par value

CUSIP No.:                          156436

Ticker Symbol:                      CTRY

Where Traded:                       NASDAQ SmallCap Market

Market Makers:                      Ferris, Baker, Watts & Co.    410-685-2600
                                    Koonce Securities, Inc.       301-897-9700
                                    M. H. Meyerson & Co., Inc.    800-333-3113
                                    Scott & Stringfellow, Inc.    703-836-9755
                                    Trident Securities, Inc.      919-781-8900

Transfer Agent                      ChaseMellon Shareholder Services
                                    1-800-851-9677

Auditors:                           KPMG LLP

Legal Counsel:                      Bracewell & Patterson, L.L.P.

Fiscal Year:                        December 31

Annual Meeting:                     June 2, 2000
                                    11:00 AM
                                    JW Marriott Hotel, Washington, DC

Dividend History:                   1993-1995    5% per year (Stock)
                                    1996         7% Stock
                                    1997-2000    5% per year (Stock)

Form 10-K:                          Copies of the Company's 1999 Annual
                                    Report on Form 10-K are available upon
                                    request.

                                 BRANCH OFFICES

WASHINGTON, DC
International Square Branch
1875 Eye Street, NW
Washington, DC 20006

Pennsylvania Avenue Branch
1275 Pennsylvania Avenue, NW
Washington, DC 20004

NORTHERN VIRGINIA
Tysons Corner Branch
8251 Greensboro Drive                  [Graphic of Washington D.C. metropolitan
McLean, VA 22102                           area indicating branch locations]

McLean Branch
6832 Old Dominion Drive
McLean, VA 22101

Dumfries Branch
18116 Triangle Shopping Plaza
Dumfries, VA 22026

MARYLAND
Bethesda Branch
7625 Wisconsin Avenue
Bethesda, MD 20814

Rockville Loan Production Office
1680 East Gude Drive, Suite 201
Rockville, MD 20851

BRANCH HOURS                                  TELEPHONE & CONTACT

Monday - Friday    9:00 a.m. to 5:00 p.m.     Main Number   202-496-4000
(Except for the McLean and Dumfries           Fax           202-496-4004
Branches.)                                    Toll Free     800-262-9816
McLean Branch Hours                           TeleBanc      800-364-0468
Monday - Thursday  9:00 a.m. to 4:30 p.m.     E-Mail        mail@centurybank.com
Friday             9:00 a.m. to 6:00 p.m.     Web           www.centurybank.com
Saturday           9:00 a.m. to Noon

Dumfries Branch Hours
         Lobby Hours
Monday - Thursday  9:00 a.m. to 5:00 p.m.
Friday             9:00 a.m. to 6:00 p.m.
         Drive Thru Hours
Monday - Friday    8:30 a.m. to 6:00 p.m.
Saturday           8:30 a.m. to Noon

CENTURY BANCSHARES, INC.
2000 SECOND QUARTER REPORT


                            CENTURY BANCSHARES, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                       JUNE 30, 2000 AND 1999 (UNAUDITED)


                                                                                   JUNE 30,
                                                                            2000               1999
                                                                      --------------      --------------
ASSETS
Cash and due from bank                                                $    8,104,150      $    5,058,255
Federal funds sold                                                        10,205,537          10,000,000
Interest bearing deposits in other banks                                   5,250,650          18,379,479
Investment securities available-for-sale, at fair value                   24,919,726           9,104,036
Investment securities held-to-maturity, at cost, fair value
     of $20,463,896 and $1,970,114 at June 30, 2000
     and June 30, 1999, respectively                                      20,461,073           2,054,782
Loans, net of unearned income                                            153,947,331         130,197,206
Less allowance for credit losses                                          (1,743,332)         (1,408,621)
                                                                      --------------      --------------
Loans, net                                                               152,203,999         128,788,585
Leasehold improvements, furniture, and equipment, net                      1,336,500           1,212,123
Accrued interest receivable                                                1,382,348             940,203
Loans held for sale                                                          649,600             180,000
Deposit premium, net                                                       1,560,608           1,451,463
Net deferred taxes                                                           772,707             707,616
Other assets                                                                 873,497             561,737
                                                                      --------------      --------------
     Total Assets                                                     $  227,720,395      $  178,438,279
                                                                      --------------      --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
     Noninterest-bearing                                              $   38,978,437      $   32,327,729
     Interest-bearing                                                    128,775,932         113,471,967
                                                                      --------------      --------------
Total deposits                                                           167,754,369         145,799,696
Federal funds purchased and securities sold under
     agreements to repurchase                                             11,277,842           2,888,086


                                                                                   June 30,
                                                                           2000               1999
                                                                      --------------      --------------
Long term debt:
     Federal Home Loan Bank advances                                      20,845,361          12,057,742
     Preferred securities of subsidiary trust                              8,800,000                  --
Other borrowings                                                             586,643             583,582
Other liabilities                                                          1,933,022           1,320,734
                                                                      --------------      --------------
     Total Liabilities                                                   211,197,237         162,649,840
                                                                      --------------      --------------
STOCKHOLDERS' EQUITY:
Common stock, $1 par value; 5,000,000 shares
     authorized; 2,875,188 and 2,721,116 shares issued
     at June 30, 2000 and June 30, 1999, respectively                      2,875,188           2,721,116
Treasury stock, at cost, 141,500 and 5,000 shares at
     June 30, 2000 and June 30, 1999, respectively                          (819,863)            (30,303)
Additional paid in capital                                                13,756,298          13,030,553
Retained earnings                                                            821,361             121,026
Other comprehensive income (loss), net of tax effect                        (109,826)            (53,953)
                                                                      --------------      --------------
     Total Stockholders' Equity                                           16,523,158          15,788,439
Commitments and contingencies
     Total Liabilities and Stockholders' Equity                       $  227,720,395      $  178,438,279
                                                                      --------------      --------------

DIRECTORS

Joseph S. Bracewell (B) (C)
Chairman of the Board
Century National Bank

George Contis, M.D., M.P.H. (B)(C)
President, Medical Service Corporation International

John R. Cope (B) (C)
Partner, Law Firm of Bracewell & Patterson, L.L.P.

Bernard J. Cravath (B)
President, Reality Properties, Inc.

Marvin Fabrikant (C)
Senior Loan Executive, Century National Bank

Neal R. Gross (B) (C)
Chairman and President, Neal R. Gross and Company, Inc.

Thomas B. Hoppin (C)
Executive Vice President, SPRY Foundation

Roger C. Johnson (C)
Founding Partner, Law Firm of Koonz, McKenney, Johnson,
DePaolis & Lightfoot

Michael E. Kossak, D.D.S. (C)
Private Practice of Periodontics

William S. McKee (B)
Partner, Law Firm of McKee, Nelson, Ernst & Young

William C. Oldaker (B) (C)
Founding Parner, Law Firm of Oldaker & Harris, L.L.P.

Susan Peterson (C)
President, Susan Peterson Productions, Inc.

Ellen B. Safir (C)
Managing Director of Investments, The Howard Hughes Medical Institute


(B)      Director of Century Bancshares, Inc.
(C)      Director of Century National Bank

                              CENTURY NATIONAL BANK

BRANCH OFFICES

WASHINGTON, DC
International Square Branch
1875 Eye Street, NW
Washington, DC 20006

Pennsylvania Avenue Branch
1275 Pennsylvania Avenue, NW
Washington, DC 20004

NORTHERN VIRGINIA
Tysons Corner Branch
8251 Greensboro Drive
McLean, VA 22102

McLean Branch
6832 Old Dominion Drive
McLean, VA 22101

Dumfries Branch
18116 Triangle Shopping Plaza
Dumfries, VA 22026

MARYLAND
Bethesda Branch
7625 Wisconsin Avenue
Bethesda, MD 20814

Rockville Loan Production Office
1680 East Gude Drive, Suite 201
Rockville, MD 20851

TELEPHONE & CONTACT

Main Number       202-496-4000
Fax               202-496-4004
Toll Free         800-262-9816
TeleBanc          800-364-0468
E-Mail            mail@centurybank.com
Web               www.centurybank.com

CENTURY BANCSHARES, INC.

1275 Pennsylvania Avenue, NW
Washington, DC  20004
Tel:  202-496-4100

                            CENTURY BANCSHARES, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


                                                                            SIX MONTHS ENDED
                                                                                 JUNE 30,
                                                                          2000             1999
                                                                      ------------     ------------
INTEREST INCOME:
     Interest and fees on loans                                       $  6,615,784     $  5,510,757
     Interest on federal funds sold                                        373,900          116,589
     Interest on deposits in other banks                                   302,505          271,490
     Interest on securities available-for-sale                             531,407          225,433
     Interest on securities held-to-maturity                               326,748           71,662
                                                                      ------------     ------------
Total interest income                                                    8,150,344        6,195,931

INTEREST EXPENSE:
     Interest on deposits:
         Savings accounts                                                  388,883          427,127
         NOW accounts                                                      101,248          115,222
         Money market accounts                                             448,410          328,021
         Certificates under $100,000                                       694,367          663,330
         Certificates $100,000 and over                                    729,720          461,896
                                                                      ------------     ------------
     Total interest on deposits                                          2,362,628        1,995,596
                                                                      ------------     ------------
     Interest on borrowings                                                931,872          315,339
                                                                      ------------     ------------
Total interest expense                                                   3,294,500        2,310,935
                                                                      ------------     ------------
Noninterest income                                                       4,855,844        3,884,996
Provision for credit losses                                                380,000          325,000
                                                                      ------------     ------------
Net interest income after provision for credit losses                    4,475,844        3,559,996

Noninterest income:
     Service charges on deposit accounts                                   442,656          328,624
     Other operating income                                                604,708          507,383
                                                                      ------------     ------------
Total noninterest income                                                 1,047,364          836,007
                                                                      ------------     ------------

                                                                          SIX MONTHS ENDED JUNE 30,
                                                                          2000                1999
                                                                      ------------        ------------
Noninterest expense:
Salaries and employee benefits                                           1,597,577           1,384,446
Occupancy and equipment expense                                            475,218             420,552
Professional fees                                                          497,165             348,198
Depreciation and amortization                                              226,531             227,446
Amortization of deposit premiums                                           115,204              94,768
Data processing                                                            692,861             545,486
Communications                                                             193,874             169,928
Federal deposit insurance premiums                                          14,692               8,656
Other operating expenses                                                   367,966             382,204
                                                                      ------------        ------------
Total noninterest expense                                                4,181,088           3,581,684
                                                                      ------------        ------------

Income before income tax expense                                         1,342,120             814,319
Income tax expense                                                         519,798             309,877
                                                                      ------------        ------------
Net income                                                            $    822,322        $    504,442
                                                                      ------------        ------------

Basic income per common share                                         $       0.30        $       0.18
Diluted income per common share                                       $       0.30        $       0.18
Weighted average common shares outstanding                               2,754,782           2,847,408
Diluted weighted average common shares outstanding                       2,770,998           2,875,342